As filed with the Securities and Exchange Commission on August 16, 1999
                                                     Registration No. 333-63207


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -----------


                               AMENDMENT NO. 1 TO
                                    FORM S-3


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 INTERIORS, INC.
             (Exact name of registrant as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   13-3590047
                      (I.R.S. Employer Identification No.)

                              320 Washington Street
                           Mt. Vernon, New York 10553
                                 (914) 665-5400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                    Max Munn
                                    President
                              320 Washington Street
                           Mt. Vernon, New York 10553
                                 (914) 665-5400

                                    Copy to:
                             Arthur L. Zwickel, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                    555 S. Flower Street, Twenty-Third Floor
                          Los Angeles, California 90071
                                 (213) 683-6000

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

      Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------
    Title of each                                      Proposed         Proposed
       class of                                         Maximum          Maximum
    securities to                 Amount to be      Offering Price      Aggregate            Amount of
    be registered                 Registered(1)(2)   Per Share(3)    Offering Price(3)  Registration Fee(4)
-----------------------------------------------------------------------------------------------------------
Class A Common Stock, $.001 par     14,170,878         $1.29         $17,225,276.30        $1,390.25
        value
-----------------------------------------------------------------------------------------------------------

      (1) This amount represents: (i) 535,714 Class A Shares issuable upon exercise of warrants (the "CD Warrants") issued concurrently with the sale of $3,000,000 of 7% Convertible Debentures ("Convertible Debentures"),
      (ii) 112, 500 Class A Shares issuable upon the exercise of warrants (the "CD Finder Warrants") issued concurrently with the sale of the Convertible Debentures, (iii) 260,000 Class A Shares which may be issued to holders of 650,000 Class A Shares originally issued in connection with the acquisition of Troy Lighting, Inc. ("Troy"), (iv) 851,064 Class A Shares issuable upon conversion of $2,000,000 liquidation value of 8% Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Shares"),
      (v) 2,000,000 Class A Shares issuable upon exercise of redeemable warrants issued concurrently with the sale the Series B Preferred Shares (the "Series B Warrants"), (vi) 650,000 Class A Shares issuable upon conversion of $686,000 principal amount of 12% convertible notes (the "12% Notes")
      (vii) $5,221,600 Class A Shares issuable upon conversion of $6,527,000 liquidation value of 7% Series C Convertible Preferred Stock (the "Series C Preferred Shares"), (viii) 100,000 Class A Shares issuable upon exercise of certain three year warrants (the "Petals Warrants") issued in connection with the acquisition of Petals, Inc. ("Petals"), (ix) 1,000,000 Class A Shares issuable upon conversion of the $2,000,000 10% convertible promissory note due March 23, 2001 issued in connection with the acquisition of Petals (the "Petals Note") and (x) 3,440,000 Class A Shares issued or to be issued in connection with the acquisition of Model Home Interiors, Inc. ("MHI"), including 1,600,000 Class A Shares which may be issued only upon the achievement of certain targets, to former shareholders of MHI.

      (2) This Registration Statement also covers such indeterminate number of Class A Shares as may be issued by reason of any stock dividend, stock split, recapitalization or similar transaction effected without receipt of consideration which results in an increase in the number of outstanding Class A Shares.

      (3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based upon the closing price for shares of the Registrant's Class A Shares on August 11, 1999 of $1.29 per share as reported on the NASDAQ Small Cap Market.

      (4) A registration fee of $3,606.19 was previously paid with respect to 10,294,208 shares. A registration fee of $1,309.25 is being paid with respect to an additional 3,876,670 shares included in this amendment.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

                 Subject to Completion, Dated August ____, 1999


PROSPECTUS

                                 INTERIORS, INC.
                                    ---------


                    14,170,878 Shares of Class A Common Stock

      This Prospectus relates to 14,170,878 shares of Class A Common Stock, $.001 par value per share (the "Class A Shares"), of Interiors, Inc., a Delaware corporation ("Interiors" or the "Company") to be offered and sold from time to time for the accounts of certain security holders of the Company (the "Selling Security Holders"). The Class A Shares offered hereby consist of (i) 535,714 Class A Shares issuable upon exercise of warrants (the "CD Warrants") issued concurrently with the sale of $3,000,000 of 7% Convertible Debentures ("Convertible Debentures"), (ii) 112, 500 Class A Shares issuable upon the exercise of warrants (the "CD Finder Warrants") issued concurrently with the sale of the Convertible Debentures, (iii) 260,000 Class A Shares which may be issued to holders of 650,000 Class A Shares originally issued in connection with the acquisition of Troy Lighting, Inc. ("Troy"), (iv) 851,064 Class A Shares issuable upon conversion of $2,000,000 liquidation value of 8% Series B Convertible Redeemable Preferred Stock (the "Series B Preferred Shares"), (v) 2,000,000 Class A Shares issuable upon exercise of redeemable warrants issued concurrently with the sale the Series B Preferred Shares (the "Series B Warrants"), (vi) 650,000 Class A Shares issuable upon conversion of $686,000 principal amount of 12% convertible notes (the "12% Notes") (vii) $5,221,600 Class A Shares issuable upon conversion of $6,527,000 liquidation value of 7% Series C Convertible Preferred Stock (the "Series C Preferred Shares"), (viii) 100,000 Class A Shares issuable upon exercise of certain three year warrants (the "Petals Warrants") issued in connection with the acquisition of Petals, Inc. ("Petals"), (ix) 1,000,000 Class A Shares issuable upon conversion of the $2,000,000 10% convertible promissory note due March 23, 2001 issued in connection with the acquisition of Petals (the "Petals Note") and (x) 3,440,000 Class A Shares issued or to be issued in connection with the acquisition of Model Home Interiors, Inc. ("MHI"), including 1,600,000 Class A Shares which may be issued only upon the achievement of certain targets, to former shareholders of MHI.

      The Class A Shares offered hereby may be offered for sale from time to time by the Selling Security Holders acting as principals for their own accounts or in brokerage transactions at prevailing market prices or in transactions at negotiated prices. No representation is made that any of these Class A Shares will or will not be offered for sale. The Company will not receive any proceeds from the sale of these Class A Shares. The Selling Security Holders, and the brokers through whom sales of the Class A Shares are made, may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended. In addition, any profits realized by the Selling Security Holders or such brokers on the sale of the Class A Shares may be deemed to be underwriting commissions.


      It is not possible at the present time to determine the price to the public in any sale of these Class A Shares by the Selling Security Holders and each Selling Security Holder reserves the right to accept or reject, in whole or in part, any proposed purchase of Class A Shares. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by the Selling Security Holders. All costs, expenses and fees incurred in connection with the registration of the Class A Shares are being borne by the Company, but all selling and other expenses incurred by the Selling Security Holders will be borne by such Selling Security Holders.


      The Class A Shares are currently listed for quotation on the Nasdaq Small Cap Market ("NASDAQ") under the symbol "INTXA." On August 11, 1999, the last reported sales price for the Class A Shares as reported by NASDAQ was $1.29.

      The offering involves a high degree of risk. For a discussion of certain factors that should be considered in connection with an investment in the Shares, see "Risk Factors" beginning on page 6.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
      UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ---------------


                The date of this Prospectus is August ____, 1999

                              AVAILABLE INFORMATION


      The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site at (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.


      The Company's Class A Shares are listed on NASDAQ and reports, proxy and information statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

      The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Class A Shares offered hereby. This Prospectus is part of the Registration Statement and does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the offering pursuant to this Prospectus, reference is made to such Registration Statement, which may be inspected without charge at the Commission's office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission.

                                TABLE OF CONTENTS


                                                                   Page
      Available Information.................................       2
      Incorporation by Reference............................       3
      Forward-looking Statements............................       4
      The Company...........................................       4
      Risk Factors..........................................       5
      Recent Transactions...................................       11
      Plan of Distribution..................................       16
      Use of Proceeds.......................................       17
      Selling Security Holders..............................       18
      Experts...............................................       20
      Indemnification of Officers and Directors.............       20

      NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                           INCORPORATION BY REFERENCE

      This Prospectus incorporates by reference certain documents which are not presented herein or delivered herewith. These documents are available upon request from Interiors, Inc., Attention: Secretary, 320 Washington Street, Mt. Vernon, New York 10553, Telephone (914) 665-5400.

      The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the information that has been incorporated herein by reference, other than exhibits to such information, unless such exhibits are specifically incorporated herein by reference into the information that this Prospectus incorporates. Requests for such documents should be directed to the person indicated in the immediately preceding paragraph.


      The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference herein:

      (a) The Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998 (the "1998 Form 10-KSB") as filed with the Commission on October 13, 1998, as amended by Amendment No. 1 to the 1998 Form 10-KSB as filed with the Commission on October 27, 1998, as amended by Amendment No. 2 to the 1998 Form 10-KSB as filed with the Commission on October 29, 1998, as amended by Amendment No. 3 to the 1998 Form 10-KSB as filed with the Commission on November 5, 1998 and as amended by Amendment No. 4 to the 1998 Form 10-KSB as filed with the Commission on ____________, 1999;

      (b) The Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998, as amended by the Quarterly Report on Form 10-QSB as filed with the Commission on _________, 1999;

      (c) The Quarterly Report on Form 10-QSB for the quarter ended December 31, 1998 as filed with the Commission on February 22, 1999;

      (d) The Quarterly Report on Form 10-QSB for the quarter ended March 31, 1999 as filed with the Commission on May 24, 1999;

      (e) The Current Report on Form 8-K, as filed with the Commission on April 6, 1998 and as amended by the Current Report on Form 8-K as filed with the Commission on May 29, 1998;

      (f) The Current Report on Form 8-K as filed with the Commission on August 10, 1998, as amended by the Current Report on Form 8-K/A as filed with the Commission on October 9, 1998;

      (g) The Current Report on Form 8-K, as filed with the Commission on August 28, 1998, as amended by the Current Report on Form 8-K/A as filed with the Commission on October 9, 1998;

      (h) The Current Report on Form 8-K as filed with the Commission on March 4, 1999;

      (i) The Current Report on Form 8-K as filed with the Commission on March 9, 1999;

      (j) The Current Report on Form 8-K as filed with the Commission on March 9, 1999, as amended by the Current Report on Form 8-K/A as filed with the Commission on May 10, 1999;

      (k) The Current Report on Form 8-K as filed with the Commission on April 9, 1999, as amended by the Current Report on Form 8-K/A as filed with the Commission on June 7, 1999;

      (l) The Proxy Statement on Schedule 14A as filed with the Commission on October 28, 1998, as amended by the Proxy Statement on Schedule 14A as filed with the Commission on November 12, 1998;

      (m) The Registration Statement on Form 15 as filed with the Commission on October 29, 1998; and

      (n) The Registration Statement on Form 15 as filed with the Commission on April 6, 1999.


      All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of this offering shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents. All information appearing in this Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein and should be read together with such information and documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                           FORWARD-LOOKING STATEMENTS

      Certain statements contained or incorporated by reference in this Prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those set forth in this Prospectus, including under the caption "Risk Factors." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such statements or to publicly announce any updates or revisions to any of the forward-looking statements contained herein to reflect any change in the Company's expectation with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements.

                                   THE COMPANY


      Interiors, Inc., a Delaware corporation ("Interiors" or the "Company"), is a designer, manufacturer and marketer of a broad range of decorative accessories for the residential, commercial, institutional and contract markets, including museum-quality traditional and contemporary picture frames, framed wall mirrors, framed hand-painted oil paintings, framed prints under glass, portable and installed lighting and lighting fixtures, sculptures and decorative tabletop accessories and silk flower and tree arrangements. Interiors primarily markets its products to retailers in the home furnishings industry, including furniture stores, home furnishings centers, catalog retailers, home improvement centers, department stores and lighting retailers. The Company believes that it has a unique competitive advantage in serving a broad range of customers because of the breadth and depth of its product lines as well as its ability to coordinate design among several product lines.

      Interiors' goal is to become the premier, national single-source provider of decorative accessories to the home furnishings industry. To achieve this goal, Interiors has begun consolidating the highly fragmented decorative accessories industry, rapidly establishing its national presence through the acquisition, integration, and growth of established, well-regarded manufacturers of decorative accessories. The Company's business strategy was developed in response to changing demands of large retailers, who seek to increase "single-sourcing" of inventory purchases in order to reduce distribution and related expenses, including styling costs associated with coordinating related products from multiple vendors. Interiors intends to integrate and optimize the operations of acquired companies by consolidating into regional operating units with centralized management, which management believes will lead to better product design and greater efficiency in manufacturing, shipping and inventory management, resulting in increased sales.

      Prior to 1998, Interiors had two primary operating divisions: its Custom Framing Division, which through its A.P.F. Master Framemakers Division, is engaged in the manufacture of antique and contemporary picture and mirror frames for museums, art galleries, designers, collectors and frame retailers; and its Wholesale Division, which manufacturers and markets a line of high-end traditional and contemporary mirrors sold through upscale retail furniture and department stores. For its fiscal year ended June 30, 1998, annual sales revenues of the Company were approximately $5.0 million.

      Since early 1998, the Company has been rapidly acquiring additional businesses in the decorative accessories industry, which it operates as corporate subsidiaries or divisions, and has significantly expanded its product lines. In March 1998, the Company acquired the businesses of Henlor, Inc. ("Henlor"), its subsidiary Vanguard Studios, Inc. ("Vanguard"), and Merchandise Sales, Inc. ("MSI"), manufacturers of framed mirrors, paintings and prints, lighting products, sculptures and tabletop accessories, with combined annual sales of approximately $20.3 million for the twelve months ended June 30, 1998 (with Henlor and MSI consolidated with Vanguard, as a wholly-owned subsidiary of the Company). In July 1998, the Company acquired the businesses of Windsor Art, Inc. ("Windsor"), a manufacturer of framed painting and prints and framed mirrors, with annual sales of approximately $12.7 million for its fiscal year ended December 31, 1997. In August 1998, the Company acquired Troy, a manufacturer of lighting products, with annual sales of approximately $12.5 million for its fiscal year ended December 31, 1997. In February 1999, the Company acquired the business of Model Home Interiors, Inc., ("Model Home"), a company that provides design, merchandising and leasing services to the homebuilding industry, with annual sales of approximately $12.3 million for its fiscal year ended December 31, 1998, and Stylecraft Lamps, Incorporated ("Stylecraft"), a manufacturer of portable lighting and lighting fixtures, with annual sales of approximately $25.4 million for its fiscal year ended December 31, 1998. In March 1999, the Company acquired a 51% interest in CSL Lighting Manufacturing, Inc. ("CSL"), a publicly traded manufacturer of lighting fixtures, with annual sales of approximately $12.3 million for its fiscal year ended December 31, 1998, and 100% of the capital stock of Petals, a manufacturer of decorative artificial flowers, with annual sales of approximately $42.0 million for its fiscal year ended December 31, 1998. As a result of these transactions, the Company's current business includes the design, manufacture and distribution of a broad range of decorative accessories.

      Interiors was originally incorporated in New York in October 1990 under the name A.P.F. Holdings, Inc., which subsequently merged with and into Interiors, Inc., a Delaware corporation, in March 1994. A.P.F. Holdings, Inc. was formed for the purpose of acquiring the assets of the picture framing business previously operated by a subsidiary of Collectors' Guild International, a New York corporation formed in 1976.


      The Company's principal executive offices are located at 320 Washington Street, Mt. Vernon, New York 10553; its telephone number is (914) 665-5400.

                                  RISK FACTORS


      An investment in the Class A Shares offered hereby involves a high degree of risk. The following risk factors should be considered carefully in evaluating an investment in the Class A Shares.


Risks Associated With Company Acquisition Growth Strategy; No Assurance of Ability to Manage Growth; Dependence on Outside Financing Sources


      A significant component of the Company's strategy is to grow in size and breadth of product offerings through acquisitions, such as the recent acquisitions of Henlor, Vanguard, MSI, Windsor, Troy, Model Home, Stylecraft and Petals and its investment in CSL (collectively, the "Acquired Companies"). Certain risks are inherent in an acquisition strategy, such as increasing leverage and debt service requirements and combining disparate company cultures and facilities. The process of integrating the Acquired Companies may involve unforeseen difficulties and may require a disproportionate amount of management's attention and the Company's financial and other resources. Failure by the Company to successfully integrate the businesses of the Acquired Companies could have a material adverse effect on the Company's results of operations and financial condition. The loss of, or changes in buying patterns of, any significant customers of the Acquired Companies would likely have an adverse effect on the Company's business, financial condition and results of operations. The full impact of these acquisitions on the Company cannot be forecasted at this time. There can be no assurance that the Company will be able to integrate successfully the operations, facilities and management of the Acquired Companies or realize any benefits from these acquisitions.

      Additional acquisitions will present greater administrative burdens, increased exposure to uncertainties inherent in acquisitions and marketing new products and services, the financial risks of additional operating costs and potential additional interest costs. There can be no assurances that management can manage the specific expansion described herein, nor can there be any assurance that the Company will be able to recruit the necessary managers and employees required for such growth. The Company will also most likely need to obtain additional equity or debt financing in order to complete such acquisitions and realize its business strategy. There can be no assurance that the Company will be able to conclude any acquisitions in the future on terms favorable to it, or at all, or that, once consummated, such acquisitions will be advantageous to the Company.


      The size, timing and integration of possible future acquisitions may cause substantial fluctuations in operating results from quarter to quarter. As a result, operating results for any quarter may not be indicative of the results that may be achieved for any subsequent fiscal quarter or a full fiscal year.

Significant Financing Costs


      The Company has incurred significant costs in the financing of its business operations and acquisition strategy. As of March 31, 1999, the Company had notes payable in the aggregate principal amount of approximately $16.1 million. In addition, under the terms of the agreements under which its Series B Preferred Shares and Series C Preferred Shares were issued, the Company may under certain circumstances, be required to redeem such securities for cash. As a consequence of the Company's significant financing costs a substantial portion of the Company's cash flow from operations is committed to the payment of debt service and potential redemption obligations and will not be available to the Company for other purposes. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for the Company to meet its debt service and potential preferred stock redemption requirements and force it to modify its operations. It is currently not necessary that the Company refinance its indebtedness because the Company's cash flow from operations is currently sufficient to meet debt service requirements. There can be no assurance, however, that cash flow from operations will be sufficient for the foreseeable future to meet its existing debt service and other contractual obligations and to make possible acquisitions and capital expenditures. Consequently, the Company is currently pursuing alternative financing arrangements, but as of the date of this Prospectus, no such arrangements have been made. No assurances can be given that the Company will be able to enter into alternative financing arrangements, nor can assurances be given that such alternative arrangements will be on terms more favorable to the Company than, or comparable to, the Company's current financing arrangements. If the Company is unable to obtain alternative financing arrangements, it could have a material adverse effect on the Company.


Customer Concentration


      The Company has historically conducted significant business activities with certain major customers, resulting in a concentration of revenues in certain divisions from these customers. Revenues from shipments to three affiliated national fashion retailers, Victoria's Secret (14.8%), The Limited (8.3%), and Abercrombie & Fitch (0.8%), represented in fiscal 1998, in the aggregate, approximately 23.9% of the Company's net sales. Artmaster, Windsor and Vanguard target moderate to high-priced markets and share many of the same customers, which are primarily furniture retailers, home furnishings chains, furniture departments in department stores and catalogs. Among their leading customers are J.C. Penney Co., Sears Roebuck & Co., Levitz Furniture and Wickes Furniture. Troy targets lighting showrooms and home improvement centers, and its largest customer has historically been The Home Depot. There can be no assurance that Interiors will continue to receive orders from existing major customers. Should the Company's principal customers discontinue the placement of orders, the Company would be materially adversely affected.

Reliance on Outside Suppliers

      The Company purchases a wide variety of raw materials for use in its manufacturing operations, including metal, wood, hydrocal, paint, glass, gold leaf, plexiglass, corrugated packaging materials, matboards and composite resins. These materials are purchased from a wide variety of sources, and the Company has at least two, and often more, suppliers for each item used in its manufacturing process, and is therefore not dependent upon any sole supplier. Nevertheless, due to the specialized nature of the Company's business operations and materials requirements, should the present mix of suppliers change, a potential disruption to the Company's ability to manufacture, and a corresponding effect on revenues, could occur. Prices of certain commodities, including lumber, used in the Company's manufacturing operations fluctuate over time depending on factors such as weather and demand, which impact its availability and cause a corresponding change in prices. Upward trends in prices could have a short-term negative impact on the Company's margins.

Competition


      The decorative accessories industry is highly competitive and includes a large number of domestic and foreign manufacturers, none of which dominate the market. The Company's competitors vary in size from small companies to large companies which are well established and may have financial and other resources equal to, or greater than, those of the Company. Due to the greater resources, certain of the Company's competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and other strategies unavailable to the Company. To the extent the Company's competitors may be able to undertake these actions, it could have a material adverse effect on the Company's business, operating results and financial condition.

Reliance on Key Personnel; Lack of "Key Person" Life Insurance for Key Personnel

      The Company is highly dependent on the services of several key personnel. Max Munn, President and Chief Executive Officer of the Company, has held both positions since 1995. Mr. Munn is based in New York and maintains responsibility for corporate strategy and acquisitions. Effective November 1, 1998, the Company entered into a five-year employment agreement with Mr. Munn. Dennis D. D'Amore is currently responsible for the day-to-day operations of the Company's decorative accessories operations, including manufacturing, marketing, sales and product development. In addition, Richard Belenski serves as Executive Vice President of Finance and Administration and Chief Financial Officer of the Company and Todd Langner serves as Senior Vice President of Sales and Marketing of the Company. The loss of the services of any of these executives could have a material adverse effect upon the business and prospects of the Company. The Company does not currently maintain "key person" life insurance on any of its key personnel.


      The Company intends in the near future to create a number of senior management positions to help oversee the Company's growth and operations. The Company believes that its ability to manage its planned growth successfully will depend in large part on its ability to attract and retain highly skilled and qualified personnel. The inability to attract or retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

Environmental Regulations

      The Company is subject to federal, state and local governmental environmental protection laws, rules and regulations relating to its manufacturing operations. Any of these regulations could require the Company to acquire equipment or to incur substantial other expenses to comply with environmental regulations. If substantial additional expenses were incurred by the Company, product costs could increase significantly, thus materially adversely affecting the Company's business, financial condition and results of operations. Any failure by the Company to comply with present or future environmental laws, rules and regulations could result in fines imposed on the Company, suspension of production or cessation of operations, any of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Possibility of Litigation Involving Works of Art

      Although the Company endeavors to buy designs and products which it believes the supplier has the right to distribute, in the event an artist of the distributed work claims that his or her copyright has been violated, the Company may be joined in any action against the supplier for infringement. Each of the Company's contributing artists and vendors is required to execute and return to the Company a certificate stating that the merchandise conforms to all federal and state laws as to labeling, brands, etc., and agreeing to indemnify the Company against claims arising from violation of trademark, patent or similar laws; however, there can be no assurance that the Company would be successful in enforcing any such agreement. The Company knows of no such claims which have been asserted nor lawsuits which have been threatened other than as disclosed herein. There can be no assurance that claims or lawsuits will not arise in the future or that the cost of defending such actions will not be material. There can be no assurance that the Company has obtained sufficient insurance coverage, or that the Company will have sufficient resources, to satisfy any such claims or lawsuits.

Year 2000


      Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than one year, computer systems and software used by many companies may need to be upgraded to comply with Year 2000 requirements. The Company has begun a full evaluation of its Year 2000 compliance needs with respect to its computer system and has authorized funding and contracted with a Year 2000 consulting service to meet those needs. The Company is currently in the process of restructuring its computer systems in order to prevent disruptions in operations involving the transition of dates from 1999 to 2000 and expects to be fully Year 2000 compliant by such time. If due to an unforseen circumstance, the Company cannot achieve complete Year 2000 compliance by the year 2000, the Company is prepared to institute temporary computer modifications which will allow it to transition from the year 1999 to the year 2000 with only minor disruptions. These disruptions are not anticipated to have any material effect on Interiors' operations. Under a worst case scenario, however, system failure or miscalculation could result in an inability to process transactions, send invoices, accept customer orders, provide customers with products and services, or engage in similar normal business activity. The Company has not completed its assessment of potential Year 2000 related problems among third parties upon which it relies, including its suppliers and customers. Substantial business interruptions at key suppliers or major customers could have a material adverse effect on the Company

      As Year 2000 preparations continue, the Company may discover additional Year 2000 problems, may not be able to develop, implement or test remediation or contingency plans, or may find that the costs of these activities exceed current expectations and become material. The foregoing factors, individually or in the aggregate, could materially adversely affect the Company's operating results and could make comparison of historic operating results and balances difficult or not meaningful.


Voting Control by Related Party


      Laurie Munn, wife of the Company's President and Chief Executive Officer, owns 2,455,000, or 100% of the Company's issued and outstanding shares of Class B Common Stock, $.001 par value per share (the "Class B Shares"). Each Class B Share entitles Ms. Munn to five non-cumulative votes per share, or in the aggregate approximately 29.4%, as of March 31, 1999, of the votes, on all matters on which stockholders may vote at meetings of stockholders (assuming that none of the outstanding options, warrants or convertible securities are exercised or converted). Accordingly, Ms. Munn may be in a position to influence the election of the Company's directors and the course of the Company's business affairs.

Potential Substantial Dilution of Class A Shares

      On August 5, 1999, an aggregate of 30,292,067 Class A Shares were issued and outstanding. The issued and outstanding Class A Shares are subject to substantial dilution upon the conversion of issued and outstanding Class B Shares, Series A 10% Cumulative Convertible Preferred Stock ("Series A Preferred Shares"), Series B Preferred Shares, Series C Preferred Shares, conversion of the 12% Notes and upon exercise of currently outstanding warrants and options, including the CD Warrants, the Series B Warrants and the Petals Warrants. The aggregate number of Class A Shares that will be issuable upon exercise or conversion of the foregoing securities as of August 5, 1999 could be as many as 21,672,665 Class A Shares. In addition, in connection with recent and continuing acquisitions, the Company may be required to issue additional shares of Class A Shares to the former shareholders of the Acquired Companies under certain circumstances.


      The anticipated financing requirements of the Company will likely cause Interiors to issue substantial amounts of its securities in the future by way of private or public offerings or exchange offerings of the Company's securities or other financing arrangements. It can be expected that such additional issuances will substantially dilute the public ownership as well as reduce the voting power and ownership percentage of Class A Shareholders. Inasmuch as the Company may, in the future, issue authorized shares of common stock or preferred stock without prior stockholder approval, there may be substantial dilution to the interests of the Company's stockholders. In addition, a stockholder's pro rata ownership interest in the Company may be reduced to the extent of the issuance or exercise of any options or warrants relating to Class A Shares.

Volatility of Share Price


      The trading prices of the Class A Shares may be subject to wide fluctuations. For example, during the fiscal year 1999 the highest bid price and lowest bid price of the Class A Shares was $4.50 and $0.69, respectively, and during the 1998 fiscal year the highest bid price and the lowest bid price of the Class A Shares was $2.50 and $0.75, respectively. Factors such as variations in operating results, adverse results in litigation, governmental regulation or general economic and market conditions may adversely affect the market price of the Class A Shares.


No Dividends on Class A Shares

      To date, the Company has never declared nor paid cash dividends on the Class A Shares. For the foreseeable future, the Company does not anticipate declaring or paying any cash dividends on the Class A Shares.

Potential Rescission Rights


      From the date of the Company's Initial Public Offering on June 15, 1994 through June 1, 1998, the Company issued approximately 1,959,579 Class A Shares upon the exercise of warrants and the conversion of Series A Preferred Shares. Certain of these Class A Shares may have been issued by the Company in violation of the requirement under the Securities Act of 1933, as amended, in that the Company may have failed to deliver to the purchasers of such Class A Shares a prospectus meeting the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended. Accordingly, certain holders of such Class A Shares may have the right to recover from the Company the consideration paid for such Class A Shares or damages as prescribed by applicable securities laws. The approximate aggregate amount of consideration paid for the Class A Shares subject to rescission rights is $3,919,158. The per share amount of consideration paid for the Class A Shares subject to rescission rights ranged between $1.50 and $2.00.


Certain Provisions of Certificate of Incorporation and Bylaws; Potential Anti-Takeover Effect

      The Company's bylaws contain provisions which may discourage certain transactions which involve an actual or threatened change in control of the Company. The bylaws provide that certain vacancies on the Board of Directors shall be filled by a majority of the remaining directors then in office, limit the ability to call a special meeting of stockholders, and require that no proposal by a stockholder be presented for vote at a special or annual meeting of stockholders unless the stockholder provides the Board of Directors or the Secretary of the Company with written notice of intention to present a proposal for action at the meeting in accordance with the bylaws.

      The Company has expressly not opted out of, and is therefore subject to,
Section 203 of the Delaware General Corporation Law regulating "business combinations" between Delaware corporations and "interested stockholders." Under this provision, a corporation subject to Section 203 may not engage in any business combination with any interested stockholder for a period of three years from the date of such person became an interested stockholder unless certain conditions are satisfied. This provision may also have the effect of delaying or preventing a change in control of the Company.

      As permitted by the Delaware General Corporation Law, the Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of the fiduciary duty of care as a director, except under certain circumstances including breach of the director's duty of loyalty to the Company or its stockholders or entering into any transaction from which the director derived an improper personal benefit. See "Indemnification of Directors and Officers."

No Assurance of Continued Public Trading Market or Continued Nasdaq Inclusion

      Prior to the Company's Initial Public Offering, which took place on June 23, 1994, there was no established trading market for any of the Company's securities. In connection with the Initial Public Offering, the Company applied for, and was granted, inclusion of the Class A Shares on the Nasdaq SmallCap Market ("NASDAQ"). The Class A Shares commenced quotation on NASDAQ on June 23, 1994 under the symbol "INTXA." However, there can be no assurance given that the Company will be able to satisfy the requirements for continued quotation, that such quotation will otherwise continue or that any market for the Company's securities that has developed since completion of the Initial Public Offering will continue or be sustained. If for any reason, however, the Class A Shares are not eligible for continued listing or a public trading market does not develop, purchasers of the Class A Shares may have difficulty selling their securities should they desire to do so.

Possible NASDAQ Delisting; Potential Regulation as a Penny Stock


      The continued trading of the Class A Shares on NASDAQ is conditioned upon the Company's meeting certain quantitative and qualitative requirements regarding assets, capital, earnings surplus, stock price and corporate governance features. The National Association of Securities Dealers, Inc. revised the standards for continued listing effective February 23, 1998, which standards include: (i) maintenance of any of (x) $2,000,000 of net tangible assets, (y) $35,000,000 of market capitalization, or (z) $500,000 of net income for two of the last three years; (ii) at least 500,000 shares in public float valued at $1,000,000 or more; (iii) a minimum bid price for Class A Shares of $1.00; (iv) at least two market makers; and (v) at least 300 holders of Class A Shares. As of March 31, 1999, the Company had net tangible assets of approximately $3.1 million. There can be no assurance that the Company will be successful in maintaining the quantitative and qualitative criteria for continued listing on NASDAQ.

      In addition, NASDAQ Marketplace Regulations require a listed company to obtain stockholder approval prior to issuing its common stock or securities convertible into or exercisable for common stock at prices (including conversion or exercise prices) below the current market price of the common stock on the date of issuance, if the fully-diluted common stock issuable in connection with each such transaction represents 20% or more of the company's outstanding common stock on the date of issuance. Although the Company believes, based on correspondence with NASDAQ, that its issuances of the Series B Preferred Shares and Series C Preferred Shares were separate securities with unrelated investors, issued in transactions to provide it with capital for unrelated purposes and otherwise complied with NASDAQ's Marketplace Regulations, there is no assurance that NASDAQ will not allege that these offerings violated such requirements.

      In the event that the Company is unable to satisfy the new NASDAQ maintenance criteria or is found to have violated NASDAQ Marketplace Regulations, the Class A Shares will be subject to being delisted, and trading in the

Class A Shares thereafter, if any, will likely be conducted in the over-the-counter markets in the so-called "pink sheets" or the National Association of Securities Dealers' Electronic Bulletin Board. As a consequence of any such delisting, it is expected that the stockholders of the Company would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Class A Shares. In addition, any such delisting will make the Class A Shares substantially less attractive as collateral for margin and purpose loans, for investment by financial institutions under their internal policies or state legal investment laws, as consideration in future capital raising transactions.


      In the event that the Class A Shares are no longer approved for quotation on NASDAQ the Class A Shares may become subject to regulation as a "penny stock." The Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price or exercise price less than $5.00 per share, subject to certain exceptions, including listing on NASDAQ. If the Class A Shares are removed from listing by NASDAQ and no other exception applies, the Class A Shares may become subject to the Commission's Penny Stock Rules, Rule l5g-1 through Rule l5g-9 under the Exchange Act. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a risk disclosure document mandated by the Commission relating to the penny stock market. The broker-dealer must also disclose the commission payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the penny stock rules may restrict the ability of broker-dealers to sell the Company's securities and may affect the ability of holders to sell the Company's securities in the secondary market and the price at which such holders can sell any such securities. Rule l5g-9 under the Exchange Act imposes additional sales practice requirements on broker-dealers who sell such securities except in transactions exempted from such rule, including transactions meeting the requirements of Rule 505 or 506 of Regulation D promulgated under the Securities Act and transactions in which the purchaser is an institutional accredited investor or an established customer of the broker-dealer.


                               RECENT TRANSACTIONS


      Henlor. On March 10, 1998, the Company consummated the transactions contemplated by a March 10, 1998 merger agreement among the Company, an acquisition subsidiary of the Company, Henlor and the shareholders of Henlor. Pursuant to the agreement, the Company's acquisition subsidiary merged with and into Henlor, with Henlor continuing as the surviving corporation. The merger consideration paid by the Company consisted of (i) a cash payment of $705,621,
(ii) an 8% promissory note in the aggregate principal amount of $794,379 due December 1, 2000, issued to the former shareholders of Henlor, and (iii) the issuance of 299,581 Class A Shares to the former shareholders of Henlor, which shares are subject to adjustment on March 10, 2000 to the extent such shares are worth more than $1,000,000 or less than $250,000.

      MSI. On March 23, 1998, the Company consummated the transactions contemplated by a March 23, 1998 merger agreement among the Company, Artmaster, MSI and certain shareholders of MSI. Pursuant to the agreement, MSI merged with and into Artmaster, with Artmaster continuing as the surviving corporation and as a wholly-owned subsidiary of the Company. The merger consideration paid by the Company consisted of delivery of a 10% subordinated note of the Company in the amount of $537,248 and 779,302 Class A Shares (the "MSI Merger Shares"). In addition, the Company agreed to repay indebtedness of MSI owed to certain creditors of MSI in the aggregate amount of $1,022,752 (which payment consisted of a cash payment of $750,000 and a 10% subordinated promissory note of the Company in the amount of $272,752). The Company repaid the $272,752 and $537,248 promissory notes on July 31, 1998 and March 31, 1999, respectively. Pursuant to a stock purchase agreement dated April 23, 1999, the former shareholders of MSI transferred the MSI Merger Shares to Aberdeen Avenue, LLC in consideration for $1,250,000, and the Company was released from all continuing obligations under the merger agreement.

      Windsor. On July 30, 1998, the Company consummated the transactions contemplated by a July 7, 1998 stock purchase agreement between the Company and Bentley International, Inc. ("Bentley"), a publicly-held corporation. Pursuant to the agreement, the Company purchased all of the issued and outstanding shares of Windsor, a wholly-owned subsidiary of Bentley. The purchase price paid to Bentley consisted of a cash payment of $1,706,992 and the delivery of two secured, subordinated 8% promissory notes, one in $3.3 million principal amount and the other in $2.0 million principal amount (collectively, the "Windsor Notes"). One of the Windsor Notes, in the amount of $3,300,000, was repaid on September 30, 1998. Concurrently with the purchase of the shares of Windsor, the Company purchased 150,000 shares of common stock of Bentley and a warrant to purchase 300,000 shares of common stock of Bentley. The purchase price paid to Bentley for such shares and warrant consisted of the issuance of 1,500,000 Class A Shares to Bentley (the "Bentley Shares"). On December 1, 1998, Interiors repurchased the Bentley Shares and the $2,000,000 Windsor Note. In addition, an officer of Bentley agreed to terminate his consulting agreement with Windsor. The value of the Bentley Shares and the Bentley Note on the repurchase date was approximately $5,000,000. The aggregate repurchase price paid by the Company to Bentley and was approximately $2,634,000 and consisted of (i) a cash payment of $2,580,000 and (ii) other consideration. The cash portion of the repurchase was provided by the Company's internal working capital, and did not require the issuance of additional equity. On February 22, 1999, the Bentley Shares were retired by the Company.

      Troy. On August 14, 1998, the Company consummated the transactions contemplated by a July 2, 1998 merger agreement among the Company, Troy, and the Troy stockholders, pursuant to which a wholly-owned subsidiary of the Company merged with and into Troy, with Troy continuing as the surviving corporation. The merger consideration paid by the Company consisted of a cash payment of $250,000 and the issuance of 650,000 Class A Shares (the "Troy Merger Shares") to the former shareholders of Troy. In addition, the Company agreed to cause Troy to repay $1,700,000 in indebtedness to certain former shareholders of Troy. On or about July 31, 1999, the former shareholders of Troy agreed to sell the Troy Merger Shares to Dominion Capital Fund, Ltd., Dominion Investment Fund, LLC and Sovereign Partners, L.P. (collectively, the "Troy Purchasers") for $1,000,000. Contemporaneously therewith, the Company and the Troy Purchasers entered into a letter agreement pursuant to which the Troy Purchasers agreed not to sell or otherwise transfer the Troy Merger Shares for a period of six months. If the Troy Merger Shares are worth less $1,150,500 based on the sixty-day average of the Class A Shares following the six month anniversary of the letter agreement, the Company must either pay cash or issue additional Class A Shares (hereinafter referred to as Troy Merger Shares) to the Troy Purchasers in the amount of the shortfall.

      Model Home. On February 26, 1999, the Company consummated the transactions contemplated by a December 31, 1998 merger agreement among the Company, Model Home and a wholly-owned subsidiary of the Company (the "MHI Merger Agreement"), pursuant to which the Company's wholly-owned acquisition subsidiary merged with and into Model Home, with Model Home as the surviving corporation of the merger. The purchase price paid by the Company consisted of (i) a cash payment of $2,000,000, (ii) promissory notes of the Company in the aggregate principal amount of $230,766 and (iii) Class A Shares with a fair market value of $2,300,000 (the "MHI Merger Shares") payable on the eighteenth month anniversary of the closing date. Additionally, the Company agreed to issue to former Model Home shareholders Class A Shares with a maximum fair market value of $2,000,000 (the "Earnout Shares") upon the attainment of certain earnings goals by Model Home. The MHI Merger Shares will be held in escrow as security for the mutual obligations of the parties under the merger agreement.

      Stylecraft. On February 22, 1999, the Company consummated the transactions contemplated by an August 27, 1998 stock purchase agreement among the Company and the shareholders of Stylecraft. Pursuant to the purchase agreement, the Company purchased 100% of the stock of Stylecraft. The purchase price paid to the former shareholder of Stylecraft consisted of a cash payment of $10,319,000.

      Redemption of WB Warrants and WC Warrants. On March 20, 1999, the Company redeemed 919,251 of its publicly-traded WB Warrants and 171,020 of its publicly-traded WC Warrants for aggregate consideration of $10,902.71 or $0.01 per warrant. As a result of the redemption, there are no longer any outstanding WB Warrants or WC Warrants. From January 1 through March 31, 1999, an amount of WB Warrants and WC Warrants were exercised at $2.00 and $5.50, respectively, resulting in the issuance of 2,696,632 Class A Shares and 2,152,485 Series A Preferred Shares, and the Company received gross proceeds of approximately $17.2 million.

      The CSL Investment. On March 2, 1999, Interiors consummated the acquisition of 1,191,752 newly-issued shares of common stock, par value $.001 per share, (the "CSL Shares") of CSL representing approximately 51% of the issued and outstanding shares of common stock of CSL as of such date, pursuant to a March 1, 1999 stock purchase agreement between Interiors and CSL. The purchase price paid to CSL for the CSL shares consisted of (i) a cash payment of $600,000 and (ii) the issuance of 1,927 Series C Preferred Shares to certain creditors of CSL in exchange for the cancellation of certain CSL debt having a principal face amount of $1,027,500. See "Description of Securities Series C Convertible Preferred Stock."

      The $600,000 cash payment was provided from Interiors' working capital. In conjunction with the transaction, Interiors and CSL entered into a standstill agreement and CSL expanded its board of directors to seven members, including three designees of Interiors. Pursuant to the standstill agreement, for a period of 150 days from the closing Interiors and its affiliates are prohibited from acquiring any shares of CSL common stock, which would increase Interiors' holdings above 51%.

      Petals. On December 11, 1998, the Company entered into a stock purchase agreement with the majority stockholders of Petals, owning 72% of the outstanding capital stock of Petals, pursuant to which the Company agreed to pay to the majority stockholders, in consideration for their Petals shares and the cancellation of $2,440,000 of debt owed by Petals to one of such stockholders, an aggregate of $4,000,000 in cash and a 8% $2,000,000 Company convertible note due two years from the closing and convertible into Class A Shares at a conversion price of $2.00 per share. In January 1999, the four minority stockholders of Petals (owning in the aggregate 28% of its capital stock) filed two separate actions in the Supreme Court of the State of New York claiming, among other things, that the majority stockholders had breached the terms of a 1993 shareholders' agreement. The court granted temporary restraining orders prohibiting the majority stockholders from transferring their interest to the Company. On February 19, 1999, two of the four minority stockholders settled all of their claims and received $1.8 million from Petals in redemption for the Petals stock owned by them. On March 17, 1999, the remaining minority stockholders (owners of approximately 16.7% of the outstanding stock of Petals) agreed to sell to Petals all of their Petals shares for approximately $2.15 million in cash and an additional $262,500 paid over nine months in settlement of their employment agreements with Petals. In addition, the Company agreed to issue to such minority stockholders three year warrants to purchase an aggregate of 100,000 Class A Shares at an exercise price of $3.50 per share (the "Petals Warrants").

      On March 26, 1999, the litigation was dismissed, the Company consummated the acquisition of the shares from the majority stockholders, Petals redeemed the equity interests of the remaining minority stockholders, and the Company issued the Petals Warrants. As a result, the Company acquired 100% of the Petals capital stock.

      The Stevens Settlement. In July 1996, the Company issued an aggregate of 50,000 Class A Shares in a private placement to Ann Stevens, a former executive of the Company and sister of the Company's President and Chief Executive Officer, pursuant to the Company's June 30, 1996 settlement with Ms. Stevens (the "Stevens Settlement"). Pursuant to the Stevens Settlement the Company placed into escrow 1,250,000 Class B Common (the "Escrow Shares") with Michael Levine, Esq., attorney of Ms. Stevens, as escrow agent. Pursuant to the terms of the Stevens Settlement, in November 1997, February 1998 and September 1998, the Company added an aggregate of 12,500,000 Class A Shares to the Escrow Shares. The Escrow Shares were held as security for certain obligations of the Company under the Stevens Settlement. On October 30, 1998, all of the Company's obligations to Ms. Stevens under the Stevens Settlement were extinguished and the escrow related thereto was dissolved in consideration of a cash payment of $500,000. The Stevens Settlement was partially financed by a 10% demand loan from an accredited investor. In connection with this loan, 2,500,000 Class A Shares and 1,250,000 Class B Shares formerly held by the escrow agent were transferred as collateral for the demand loan, and 10,000,000 Class A Shares formerly held by the escrow agent were retired. The accredited investor executed on the collateral and the demand loan was repaid in full on November 18, 1999.

      Cancellation of Options. In November 1998, Max Munn, the President and Chief Executive Officer of the Company, voluntarily canceled all options granted to him through October 31, 1998 (the "Canceled Options"). On November 2, 1998, the Board of Directors approved the grant to Mr. Munn of options to purchase 250,000 shares of Series A Preferred Shares and 2,500,000 Class A Shares at the end of such ten-year period, subject to acceleration if certain defined performance measures are met. The exercise price for these options is the closing market price on November 2, 1998. The Canceled Options consist of a grant to Mr. Munn pursuant to the Company's 1994 Director's Stock Option and Appreciation Rights Plan of 25,000 options to purchase Class A Shares at an exercise price of $3.85 per share and with an expiration date of September 16, 2004.

      Repayment of Convertible Debentures. In July 1998 the Company issued $2,250,000 of its 7% three year Convertible Debentures and in August 1998 issued an additional $750,000 of such three year Convertible Debentures to three accredited investors. In connection with the issuance of such Convertible Debentures, the Company issued warrants to purchase an aggregate of 1,339,286 Class A Shares at an exercise price equal to 120% of the current market price and issued the CD Finder Warrants to finders in the transaction. In March 1999, the Company repurchased and retired all $3,000,000 principal amount of Convertible Debentures. The Company believes that the redemption and repurchase of the Convertible Debentures was in the best interests of the Company and its stockholders as it avoided the potential substantial dilution which could have resulted from the issuance of as much as 6,600,000 additional Class A Shares, depending on the market price of the Company's Class A Shares at the time of a future conversion of the Convertible Debentures.


                            DESCRIPTION OF SECURITIES

Common Stock


      Class A Shares. The Certificate of Incorporation of the Company authorizes the issuance of up to 60,000,000 Class A Shares, of which 30,292,067 Class A Shares were issued and outstanding as of August 4, 1999. Each Class A Share is entitled to one non-cumulative vote per share on all matters on which stockholders may vote at meetings of stockholders. The Class A Shares are not convertible into any other securities of the Company.

      Class B Shares. The Certificate of Incorporation of the Company authorizes the issuance of up to 2,500,000 Class B Shares of which 2,455,000 Class B Shares are issued and outstanding as of August 4, 1999. Each Class B Share is entitled to five non-cumulative votes per share on all matters on which stockholders may vote at meetings of stockholders. The Class B Shares are convertible on a one-for-one basis at any time after issuance at the option of the holder into Class A Shares. Issuance of Class B Shares could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Class A Shares. See "Risk Factors
- Voting Control by Related Party."

      The holders of Class A Shares and Class B Shares (collectively, the "Common Stock"): (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock, upon liquidation, dissolution or winding up of the affairs of the Company; and (iii) do not have preemptive or subscription rights and there are no redemption or sinking fund provisions applicable thereto. All shares of Common Stock issued and outstanding are duly authorized, fully paid and nonassessable. Except as otherwise required by law, the holders of Common Stock shall vote together as a single class on all matters.


Preferred Stock


      The Certificate of Incorporation of the Company authorizes the issuance of up to 5,300,000 shares of Preferred Stock, $.01 par value per share. Of this amount, an aggregate of (i) 2,870,000 shares have been designated as voting Series A Preferred Shares with a $5.00 per share liquidation value, (ii) 200,000 shares have been designated as non-voting Series B Preferred Shares with a $10.00 per share liquidation value, and (iii) 6,500 shares have been designated as non-voting Series C Preferred Shares with a $1,000 per share liquidation value. The Board of Directors is authorized to issue shares of Preferred Stock from time to time in one or more series and, subject to the limitations contained in the Certificate of Incorporation and any limitations prescribed by law, to establish and designate any such series and to fix the number of shares and the relative conversion rights, voting rights and terms of redemption (including sinking fund provisions) and liquidation preferences.

      If additional shares of Preferred Stock are issued with voting rights, such issuance could affect the voting rights of the holders of the Company's Class A Shares by increasing the number of outstanding shares having voting rights, and by the creation of class or series voting rights. Shares of Preferred Stock with conversion rights could potentially increase the number of Class A Shares outstanding. Issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Class A Shares. Also, Preferred Stock could have preferences over the Class A Shares (and other series of stock) with respect to dividends and liquidation rights.


Series A 10% Cumulative Convertible Preferred Stock


      The Series A Preferred Shares consist of 2,870,000 shares, of which 1,026,514 shares were issued and outstanding as of August 4, 1999. After September 17, 2000, each Series A Preferred Share is redeemable by the Company in whole or in part at $5.50 per share upon 30 days prior written notice. Each Series A Preferred Share is convertible, subject to adjustment, into three Class A Shares. The Series A Preferred Shares are entitled to a dividend, prior to any payment of dividends on the Class A Shares or Class B Shares, of $0.50 per share per annum payable in semi-annual installments of $0.25 per share. If the Series A Preferred Shares dividend is not paid, it accumulates until paid in full to date. The Company may elect to pay the Series A Preferred Shares dividend either in cash or in Class A Shares, which Class A Shares shall be issued for such purposes on the basis of the average closing prices of the Class A Shares for the ten business days prior to the date of declaration of the Series A Preferred Shares dividend. The Series A Preferred Shares shall not have any right to vote except to the extent, if any, required by Delaware law. Upon liquidation of the Company, each share of Series A Preferred Shares is entitled to receive $5.00 plus accrued and unpaid dividends before any payment is made to the holders of Common Stock.

Series B Redeemable Convertible Preferred Stock.

      The Series B Preferred Shares consist of 200,000 shares, all of which are issued and outstanding. On January 22, 1999, in order to provide it with additional working capital, the Company completed a private placement with one accredited investor of newly designated Series B Preferred Shares, with a par value of $0.01 and a liquidation value of $10.00 per share, and redeemable three year warrants to purchase up to 2,000,000 shares of Class A Common Stock at an exercise price of $0.75 per share (the "Series B Warrants"). The Company received $2,020,000 of gross proceeds from the sale of the Series B Preferred Shares and Series B Warrants.

      The Series B Preferred Shares rank in parity with the Company's Series A Preferred Shares with respect to dividends and liquidation, pay an 8% annual dividend, payable quarterly in cash or by the issuance of additional shares of Series B Preferred Shares, and are convertible by the holder at any time on or after January 31, 2000 into Class A Shares at a conversion price of $2.35 per share. Under certain limited conditions relating to a sale of the Company, through merger, sale of substantially all of its assets or tender offer, the Series B Preferred Shares may be converted into Class A Shares by the holder prior to January 31, 2000. The conversion price and the number of Class A Shares issuable upon conversion of the Series B Preferred Shares is subject to adjustment to protect the holder against dilution.

      In the event that the average per share price of the Company's Class A Shares, as traded on NASDAQ or another national securities exchange, for the 12 trading days immediately prior to January 1, 2000 (the "Anniversary Price") shall be less than 140% of the conversion price in effect ($3.30 per share, based on the $2.35 per share conversion price), the Company has the right to redeem the Series B Preferred Shares prior to January 31, 2000, for a price equal to the sum of $10 per share, plus accrued and unpaid dividends, plus a premium of $5.00 per share, prorated over the period from January 22, 1999 to the date of redemption. In such event, the Company may also redeem the Series B Warrants for $0.1 each. In the event that such Anniversary Price shall be less than the conversion price, the holder of the Series B Preferred Shares shall have the right, during the 30 days ending January 31, 2000, to compel the Company to redeem and repurchase up to 50% of the Series B Preferred Shares for a redemption price equal to $10 per share, plus accrued and unpaid dividends. In the event that the Anniversary Price shall exceed 140% of the conversion price of the Series B Preferred Shares then in effect, the Company shall also have the right after January 1, 2000 to redeem all of the Series B Warrants for $.01 each, and a lesser number of Series B Warrants in pro- rata amounts if such Anniversary Price exceeds the conversion price, but is less than 140% of such conversion price.

      The holders of the Series B Preferred Shares were granted certain registration rights with respect to the underlying Class A Shares issuable upon conversion of the Series B Preferred Shares or exercise of the Series B Warrants, and such underlying Class A Shares are included in the Registration Statement of which this Prospectus is a part. See "Selling Stockholders."

Series C Convertible Preferred Stock.

      In February 1999, in order to provide it with the capital resources to complete the Stylecraft and Petals acquisitions, the Company completed a private placement with four accredited investors of 6,427 shares of newly created Series C Preferred Shares. The Series C Preferred Shares have a liquidation value of $1,000 per share. In consideration for the issuance of 4,500 Series C Preferred Shares, the Company received $4,500,000 in gross proceeds. In addition, two of the purchasers of the Series C Preferred Shares, who were also holders of $1,027,500 of 7% notes previously issued to them by CSL, canceled such notes in exchange for the issuance of an additional 1,927 Series C Preferred Shares. See "Certain Material Transactions - The CSL Investment."

      The Series C Preferred Shares rank in parity with the Company's Series A Preferred Shares and Series B Preferred Shares with respect to dividends and upon liquidation, pay a 7% cumulative annual dividend, payable quarterly in cash, and are convertible at any time on or before October 15, 1999 at a conversion price per share equal to 120% of the average closing bid prices of the Company's Class A Shares for the five trading days immediately prior to conversion, or at any time from and after October 16, 1999, at a conversion price per shares equal to 100% of the average closing bid prices of the Company's Class A Shares for the five trading days immediately prior to conversion. The conversion price and the number of Class A Shares issuable upon conversion of the Series C Preferred Shares are subject to adjustment to protect the holders against dilution. However, in no event may the aggregate number of Class A Shares issuable upon conversion of all shares of Series C Preferred Shares exceed 19.9% (or approximately 4,275,000 Class A Shares) of the issued and outstanding Company Class A Shares and Class B Shares at the date of issuance of the Series C Preferred Shares. In the event that such limitation on the maximum number of Class A Shares issuable shall, based on the conversion price then in effect, not permit the holders to convert all shares of Series C Preferred Shares into Class A Shares, the remaining Series C Preferred Shares shall be redeemed by the Company for their $1,000 per shares liquidation value, plus accrued and unpaid dividends, either by the payment in cash or by the issuance of the Company's 15% demand note. At the end of three years from their effective date of issuance (January 31, 2002), the Series C Preferred Shares shall be subject to mandatory conversion into Class A Shares at the conversion price then in effect; provided, that the Company's Class A Shares are then traded on NASDAQ or another national securities exchange at a price of$1.00 or more. If such conditions are not met, any unconverted Series C Preferred Shares are subject to redemption at the option of the holders at $1,571 per share, plus accrued dividends.

      The holders of the Series C Preferred Shares were granted certain registration rights with respect to the underlying Class A Shares issuable upon conversion of the Series C Preferred Shares, and such underlying Class A Shares are included in the Registration Statement of which this Prospectus is a part. See "Selling Stockholders."


                              PLAN OF DISTRIBUTION


      Pursuant to certain registration rights agreements, the Company has agreed to maintain the effectiveness of the Registration Statement until the earlier of
(i) the date that all of the Class A Shares underlying the CD Warrants, CD Finder Warrants, the Series B Preferred Shares, the Series B Warrants, the Series C Preferred Shares and the other Class A Shares being registered pursuant to the registration statement of which this Prospectus is a part (collectively, the "Registered Class A Shares") are sold pursuant to the Registration Statement, (ii) the date the holders thereof receive an opinion of counsel that all of such Registered Class A Shares may be sold pursuant to Rule 144 promulgated under the Exchange Act or (iii) five years from the respective dates of issuance of the Registered Class A Shares or the securities which are convertible into or exercisable for Registered Class A Shares.

      All Registered Class A Shares are being offered by the Selling Security Holders. The Registered Class A Shares may be sold from time to time by the Selling Security Holders. Such sales may be made in one or more exchanges or in the over-the-counter market (including the NASDAQ National Market System) or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Registered Class A Shares may be sold by one or more of the following: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Registered Class A Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this Prospectus; (c) certain distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, broker-dealers engaged by the Selling Security Holders may arrange for other broker-dealers to participate in the resales.

      The Registered Class A Shares issued in connection with the Troy acquisition will be held in escrow by U.S. Bank Trust (the "Escrow Agent") until the later of (i) September 10, 1999, or (ii) the day which the last pending indemnification claim made by the Company against the former Troy shareholders and arising out of the Troy acquisition has been resolved. Beginning on July 2, 1999, however, the Escrow Agent shall sell the Registered Class A Shares over a 10 week period; thereafter, the Escrow Agent will distribute the proceeds from such sales to the former Troy shareholders to the extent there are no pending or unpaid claims by the Company against the former Troy shareholders.

      The Registered Class A Shares issued in connection with the acquisition of MHI are subject to adjustment on August 26, 2000 to the extent the MHI Merger Shares have a fair market other than $2,300,000. In addition, Registered Class A Shares with a value of up to $2,000,000 will be issued only upon the attainment of certain earnings goals by MHI.

      The remaining Registered Class A Shares covered by this Prospectus are issuable upon (i) conversion of the 12% Notes, the Petals Note, the Series B Preferred Shares and the Series C Preferred Shares, or (ii) exercise of the CD Warrants, the CD Finder Warrants, the Series B Warrants or the Petals Warrants

      The Company will not receive any proceeds from the sale of the Registered Class A Shares by the Selling Security Holders. The Company has agreed to bear all expenses of registration of the Registered Class A Shares (excluding fees and expenses of counsel to the Selling Security Holders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with the sale of the Registered Class A Shares will be borne by the Selling Security Holders selling such Registered Class A Shares. In addition, the Company has agreed to indemnify certain Selling Security Holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      Notwithstanding the registration of the Registered Class A Shares, the Selling Security Holders have no obligation to sell all or any portion of the Registered Class A Shares, other than those Registered Class A Shares issued in connection with the Troy acquisition.


                                 USE OF PROCEEDS


      The Company will receive no proceeds from the sale of the Registered Class A Shares offered hereby by the Selling Security Holders. A maximum of 112,500 Class A Shares can be purchased upon exercise of some or all of the CD Finder Warrants. The Company will receive a maximum of $236,250 upon exercise of the CD Warrants (assuming that the CD Warrants are exercised to purchase the maximum number of Class A Shares purchasable upon the exercise thereof). The Company will also receive a maximum of $350,000 upon the exercise of the 100,000 Petals Warrants and $1,500,000 from the exercise of the 2,000,000 Series B Warrants. The proceeds received by the Company upon exercise of the CD Warrants, CD Finder Warrants, the Petals Warrants and the Series B Warrants, if any, will be used for working capital.

                            SELLING SECURITY HOLDERS


      The following table sets forth as of August 4, 1999, and upon completion of the offering described in this Prospectus, information with regard to the beneficial ownership of the Company's Common Stock by the Selling Security Holders. The Selling Security Holders may not have a present intention of selling the Class A Shares and may offer no Class A Shares for sale or less than the number of Class A Shares indicated, or may sell the Class A Shares by a means other than this offering.

                                           Class A Shares                         Class A Shares
                                            Beneficially         Class A           Beneficially
                                       Owned Before Offering    Shares to      Owned After Offering
                                       ---------------------                   --------------------

Name**                                 Number   Percentage(1)  be Offered(2)   Number    Percentage
------                                 ------   -------------  -------------   ------    ----------
Sovereign Partners, L.P.(3)          2,188,400      4.92%        2,188,400        0          0%
365 Bay Street, 10th Floor
Toronto, Ontario  M5H 2V2

Dominion Capital Fund, Ltd.(4)       1,714,200      3.92%        1,714,200        0          0%
365 Bay Street, 10th Floor
Toronto, Ontario  M5H 2V2

Cardinal Capital Management(5)         112,500      0.25%          112,500        0          0%

Seaside Partners LP(6)               2,851,064      6.41%        2,851,064        0          0%
623 Ocean Drive
Sea Girt, NJ 08750

Dominion Investment Fund LLC(7)        272,000      0.61%          272,000        0          0%
365 Bay Street, 10th Floor
Toronto, Ontario M5H 2V2

The Endeavour Capital Fund(8)        1,280,000      2.88%        1,280,000        0          0%
14/14 Divrei Chaim Street
Jerusalem 94479 Israel

John R. Corelli(9)                      50,000      0.11%           50,000        0          0%

Christopher Corelli(9)                  50,000      2.11%           50,000        0          0%

Bret Davis(10)                          94,900      0.21%           94,900        0          0%

Pro-Frame Contracting, Inc.(10)        236,600      0.53%          236,600        0          0%

Fredrick A. or Phyllis Meyer(10)        94,900      0.21%           94,900        0          0%

Mario J. Arena(10)                     176,150      0.40%          176,150        0          0%

Charles Michael Gilliam(10)             47,450      0.11%           47,450        0          0%

Norwest Bank of Minnesota, NA(11)    3,440,000      7.74%        3,440,000        0          0%
1100 Broken Land Parkway
Columbia, Maryland 21044

DMB Property Ventures Limited        1,000,000      2.25%        1,000,000        0          0%
Partnership(12)

RBB Bank AG(13)                        535,714      1.20%          535,714        0          0%


----------
* Less than 1%.
** Address provided for beneficial owners of more than 5% of the Company's Class A Shares.


(1) Based on 44,462,945 Class A Shares, constituting 30,292,067 Class A Shares issued and outstanding on August 4, 1999, and 14,170,878 Class A Shares to be offered in connection with the offering described in this Prospectus.


(2) The Selling Shareholders may offer less than the amount of Class A Shares indicated. No representation is made that any Class A Shares will or will not be offered for sale.


(3) Represents the maximum number of Class A Shares issuable upon conversion of the 2,573 Shares owned by such stockholder and 130,000 of the Troy Merger Shares. The holder is prohibited from converting Series C Preferred Shares into Class A Shares if such conversion would result in the holder owing more than 4.9% of the outstanding Class A Shares. Accordingly, the holder disclaims beneficial ownership of any Class A Shares in excess of such amount.

(4) Represents the maximum number of Class A Shares issuable upon conversion of the 2,144 Series C Preferred Shares owned by such stockholder and 26,000 of the Troy Merger Shares. The holder is prohibited from converting Series C Preferred Shares into Class A Shares if such conversion would result in the holder owing more than 4.9% of the outstanding Class A Shares. Accordingly, the holder disclaims beneficial ownership of any Class A Shares in excess of such amount.

(5) Represents Class A Shares issuable upon the exercise of CD Finder Warrants.

(6) Represents the maximum number of Class A Shares issuable upon conversion of 200,000 Class B Preferred Shares at $2.35 per share and exercise of 2,000,000 Redeemable Series B Warrants at $0.75 per share.

(7) Represents the maximum number of Class A Shares issuable upon conversion of the 210 Series C Preferred Shares owned by such stockholder and 104,000 of the Troy Merger Shares. The holder is prohibited from converting Series C Preferred Shares into Class A Shares if such conversion would result in the holder owing more than 4.9% of the outstanding Class A Shares. Accordingly, the holder disclaims beneficial ownership of any Class A Shares in excess of such amount.

(8) Represents the maximum number of Class A Shares issuable upon conversion of the 1,500 shares of Series C Preferred Shares owned by such stockholder.

(9) Represents Class A Shares issuable upon exercise of Petals Warrants issued to the former minority stockholders of Petals in connection with the Petals acquisition.

(10) Represents the maximum number of Class Shares estimated to be issued upon conversion of the 12% Notes held by such holder if the entire principal amount, plus accrued but unpaid interest, of such 12% Notes were converted into Class A Shares.

(11) Represents Class A Shares held in escrow in connection with the acquisition of MHI. The Class A Shares held by Norwest Bank of Minnesota, N.A. will be sold no earlier than August 26, 2000. See "Plan of Distribution." After adjustment, the remaining Class A Shares will be distributed in the following percentages to the former shareholders of MHI: Jerry L. Bashore - 12.50%; C.R. Broderick, III - 12.50%; Rita Carlson - 12.50%; William F. Carroll - 12.50%; Andrew and Marianne d'Elia - 8.75%; Gerald and Christine Fisher - 10.00%; James Kretzing - 6.25%; Carl McWilliams - 12.50%; and Langley Spurlock - 12.50%.

(12) Represents Class A Shares issuable upon conversion of the Petals Note issued in connection with the Petals acquisition.

(13) Represents Class A Shares issuable upon exercise of the CD Warrants.

                                     EXPERTS


      The Form 10-KSB for the year ended June 30, 1998, as amended, incorporated by reference in this Registration Statement has been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report. The Current Report on Form 8-K, as filed with the Commission on April 6, 1998 and as amended by the Current Report on Form 8-K/A as filed with the Commission on May 29, 1998 incorporated by reference in this Registration Statement includes financial statements of MSI which have been audited by Kellogg & Andelson Accountancy Corporation, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report. The Current Report on Form 8-K, as filed with the Commission on August 10, 1998 and as amended by the Current Report on Form 8-K/A as filed with the Commission on October 9, 1998 incorporated by reference in this Registration Statement includes financial statements of Windsor which have been audited by Rubin, Brown, Gornstein & Co. LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report. The Current Report on Form 8-K, as filed with the Commission on August 28, 1998 and as amended by the Current Report on Form 8-K/A as filed with the Commission on October 9, 1998 incorporated by reference in this Registration Statement includes financial statements of Troy which have been audited by Deloitte & Touche LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report. The Current Report on Form 8-K as filed with the Commission on March 9, 1999 and as amended by the Current Report on Form 8-K/A as filed with the Commission on May 10, 1999 incorporated by reference in this Registration Statement includes financial statements of Stylecraft which have been audited by BDO Seidman, LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.


                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

      Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of the performance of their duties as directors and officers provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of shareholders or otherwise.

      Article Seven of Interior's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by section 102(b)(7) of the Delaware General Corporation Law.

      The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      The above discussion of the Company's Bylaws, Certificate of Incorporation and indemnification agreements and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, Certificate of Incorporation, indemnification agreements and statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Part II   Information Not Required in Prospectus

Item 14.  Other Expenses of Issuance and Distribution.


      The fees and expenses payable by the Company in connection with the sale of the Class A Shares being registered are estimated as follows:

                                                               Amount
                                                               ------

      SEC Filing Fee........................................  $   4,996.44

      Legal Fees and Expenses...............................     75,000.00

      Accounting Fees.......................................     25,000.00

      Consulting Fees.......................................             0

      Printing Expenses.....................................      1,250.00*

      Miscellaneous.........................................      5,000.00

                  Total.....................................  $ 111,246.44


      ---------
      * Estimated

Item 15.  Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of the performance of their duties as directors and officers provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

      The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of shareholders or otherwise.

      Article Seven of the Company's Certificate of Incorporation eliminates the personal liability of directors to the fullest extent permitted by section 102(b)(7) of the Delaware General Corporation Law.

      The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      The above discussion of the Company's Bylaws, Certificate of Incorporation and indemnification agreements and of Section 145 of the Delaware General Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, Certificate of Incorporation, indemnification agreements and statute.

Item 16.  Exhibits.


Exhibit
  No.       Description of Exhibit


2.1 Agreement and Plan of Merger dated March 23, 1998 by and among Interiors, Artmaster, MSI and certain shareholders of MSI.1/

2.2 Agreement and Plan of Merger dated April 21, 1998 by and between Interiors and Decor.4/

2.3 Agreement and Plan of Merger dated July 2, 1998 by and among Troy Acquisition Corp., Interiors, Troy, Barry R. Jackson, and Todd R. Langner.3/

2.4 Stock Purchase Agreement dated July 30, 1998 by and between Interiors and Bentley.2/

2.5 Stock Purchase Agreement dated August 27 1998 by and among Interiors and Jimmy D. Webster, Jr., Betty Jo Webster and Henry L. Gray, each of whom are shareholders of Stylecraft.7/

2.6 Purchase Agreement dated December 11, 1998 by and among Interiors, the majority shareholders of Petals and DMB Property Ventures Limited Partnership ("DMB").8/

2.7 Agreement and Plan of Merger dated December 31, 1998 by and among MHI Acquisition Corp., Interiors and Model Home.6/

2.8 Stock Purchase Agreement dated March 1, 1999 by and between Interiors and CSL.5/

4.1   Certificate of Designation of Series B Preferred Stock of Interiors.

4.2 Certificate of Designation of Series C Convertible Preferred Stock of Interiors.

4.3 Escrow Agreement dated July 2, 1998 by and among Buyer, U.S. First Trust, a national association, and Barry R. Jackson.

4.4 The Windsor Art, Inc. Voting Trust Agreement No. 1 dated July 30, 1998 by and among Lloyd R. Abrams and Max Munn, Buyer and Bentley.

4.5 Common Stock Purchase Warrant B to Purchase 50,000 Shares of Common Stock of Interiors dated July 27, 1998 issued by Interiors to Cardinal Capital Management Inc. ("Cardinal").4/

4.6 Common Stock Purchase Warrant B to Purchase 62,500 Shares of Common Stock of Interiors dated July 30, 1998 issued by Interiors to Cardinal.4/

4.7 Series B Warrant To Purchase up to 2,000,000 Shares of Class A Common Stock of Interiors dated January 22, 1999 issued by Interiors to Seaside Partners, L.P.

4.8   Form of 12% Convertible Promissory Note.

4.9   Form of Subscription Agreement to purchase 12% Convertible Promissory
      Note.

4.10 Settlement Agreement dated March 17, 1999 by and among Interiors, John Corelli, Christopher Corelli and Petals.

4.11 Form of Warrant to Purchase Shares of Class A Common Stock of Interiors issued by Interiors to the minority shareholders of Petals.

4.12 Form of Registration Rights Agreement by and among Interiors and the minority shareholders of Petals.

4.13 Form of Severance Agreement by and between Petals and the minority shareholders of Petals.

4.14 Form of Non-Competition, Non-Disclosure and Non-Solicitation Agreement in favor of Petals.

4.15 Form of General Release by Interiors, Petals and the minority shareholders of Petals.

4.16 Form of General Release by Interiors, Petals and the majority shareholders of Petals.

4.17 10% Convertible Promissory Note, dated March 23, 1999, in the amount of $2,000,000 issued by Interiors to DMB.


5     Opinion of counsel as to legality of securities being registered.*

23.1  Consent of Arthur Andersen LLP, independent auditors.*


23.2  Consent of Deloitte & Touche LLP, independent auditors.*

23.3  Consent of Kellogg & Andelson, independent auditors.

23.4  Consent of Rubin, Brown, Gornstein & Co., LLP, independent auditors.

23.5  Consent of BDO Seidman, LLP, independent auditors.*


24.1  Power of Attorney (included herein on the signature page).


1/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed March 23, 1998 (File No. 00-24352), which exhibit is incorporated herein by this reference.

2/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed July 30, 1998 (File No. 00-24352), which exhibit is incorporated herein by this reference.

3/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed August 14, 1998 (File No. 00-24352), which exhibit is incorporated herein by this reference.

4/ Previously filed as an exhibit to Interiors' Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998 (File No. 0-24352), which exhibit is incorporated herein by this reference.

5/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed March 4, 1999 (File No. 00-24352), which exhibit is incorporated herein by this reference.

6/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed March 9, 1999 (File No. 00-24352), which exhibit is incorporated herein by this reference.

7/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed March 9, 1999 (File No. 00-24352), which exhibit is incorporated herein by this reference.

8/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed April 9, 1999 (File No. 00-24352), which exhibit is incorporated herein by this reference.

*     To be filed by amendment.

Item 17. Undertakings.

      The undersigned Company hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                  (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) Reflect in the Prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

                  (iii) Include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this Registration Statement;

      Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

            (3) To remove from registration by means of post-effective amendment any of the securities which remain unsold at the termination of the offering.


            (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filling of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bonafide offering thereof.


            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized, in the City of Mt. Vernon, State of New York, on August
16, 1999.


                           INTERIORS, INC.
                           a Delaware corporation


                           By:  /s/ MAX MUNN
                                -----------------------------------------------
                                Max Munn, President and Chief Executive Officer


      KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Max Munn his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Amendment No. 1 to Registration Statement and any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

      In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement on Form S-3 was signed by the following persons in the capacities and on the dates stated.


Signature                   Title                                Date
---------                   -----                                ----


/s/ MAX MUNN                President, Chief Executive Officer   August 16, 1999
-------------------------   and Director
Max Munn


/s/ RICHARD BELENSKI        Chief Financial Officer              August 16, 1999
-------------------------   and Principal Accounting Officer
Richard Belenski


/s/ ROGER LOURIE            Director                             August 16, 1999
-------------------------
Roger Lourie


/s/ RICHARD A. JOSEPHBERG   Director                             August 16, 1999
-------------------------
Richard A. Josephberg

                                  EXHIBIT INDEX


Exhibit
  No.       Description of Exhibit

2.1 Agreement and Plan of Merger dated March 23, 1998 by and among Interiors, Artmaster, MSI and certain shareholders of MSI.1/

2.2 Agreement and Plan of Merger dated April 21, 1998 by and between Interiors and Decor.4/

2.3 Agreement and Plan of Merger dated July 2, 1998 by and among Troy Acquisition Corp., Interiors, Troy, Barry R. Jackson, and Todd R. Langner.3/

2.4 Stock Purchase Agreement dated July 30, 1998 by and between Interiors and Bentley.2/

2.5 Stock Purchase Agreement dated August 27 1998 by and among Interiors and Jimmy D. Webster, Jr., Betty Jo Webster and Henry L. Gray, each of whom are shareholders of Stylecraft.7/

2.6 Purchase Agreement dated December 11, 1998 by and among Interiors, the majority shareholders of Petals and DMB Property Ventures Limited Partnership ("DMB").8/

2.7 Agreement and Plan of Merger dated December 31, 1998 by and among MHI Acquisition Corp., Interiors and Model Home.6/

2.8 Stock Purchase Agreement dated March 1, 1999 by and between Interiors and CSL.5/

4.1   Certificate of Designation of Series B Preferred Stock of Interiors.

4.2 Certificate of Designation of Series C Convertible Preferred Stock of Interiors.

4.3 Escrow Agreement dated July 2, 1998 by and among Buyer, U.S. First Trust, a national association, and Barry R. Jackson.

4.4 The Windsor Art, Inc. Voting Trust Agreement No. 1 dated July 30, 1998 by and among Lloyd R. Abrams and Max Munn, Buyer and Bentley.

4.5 Common Stock Purchase Warrant B to Purchase 50,000 Shares of Common Stock of Interiors dated July 27, 1998 issued by Interiors to Cardinal Capital Management Inc. ("Cardinal").4/

4.6 Common Stock Purchase Warrant B to Purchase 62,500 Shares of Common Stock of Interiors dated July 30, 1998 issued by Interiors to Cardinal.4/

4.7 Series B Warrant To Purchase up to 2,000,000 Shares of Class A Common Stock of Interiors dated January 22, 1999 issued by Interiors to Seaside Partners, L.P.

4.8   Form of 12% Convertible Promissory Note.

4.9   Form of Subscription Agreement to purchase 12% Convertible Promissory
      Note.

4.10 Settlement Agreement dated March 17, 1999 by and among Interiors, John Corelli, Christopher Corelli and Petals.

4.11 Form of Warrant to Purchase Shares of Class A Common Stock of Interiors issued by Interiors to the minority shareholders of Petals.

4.12 Form of Registration Rights Agreement by and among Interiors and the minority shareholders of Petals.

4.13 Form of Severance Agreement by and between Petals and the minority shareholders of Petals.

4.14 Form of Non-Competition, Non-Disclosure and Non-Solicitation Agreement in favor of Petals.

4.15 Form of General Release by Interiors, Petals and the minority shareholders of Petals.

4.16 Form of General Release by Interiors, Petals and the majority shareholders of Petals.

4.17 10% Convertible Promissory Note, dated March 23, 1999, in the amount of $2,000,000 issued by Interiors to DMB.


5     Opinion of counsel as to legality of securities being registered.*

23.1  Consent of Arthur Andersen LLP, independent auditors.*


23.2  Consent of Deloitte & Touche LLP, independent auditors.*

23.3  Consent of Kellogg & Andelson, independent auditors.

23.4  Consent of Rubin, Brown, Gornstein & Co. LLP, independent auditors.

23.5  Consent of BDO Seidman, LLP, independent auditors.*


24.1  Power of Attorney (included herein on the signature page).


1/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed March 23, 1998 (File No. 00-24352), which exhibit is incorporated herein by this reference.

2/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed July 30, 1998 (File No. 00-24352), which exhibit is incorporated herein by this reference.

3/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed August 14, 1998 (File No. 00-24352), which exhibit is incorporated herein by this reference.

4/ Previously filed as an exhibit to Interiors' Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998 (File No. 0-24352), which exhibit is incorporated herein by this reference.

5/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed March 4, 1999 (File No. 00-24352), which exhibit is incorporated herein by this reference.

6/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed March 9, 1999 (File No. 00-24352), which exhibit is incorporated herein by this reference.

7/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed March 9, 1999 (File No. 00-24352), which exhibit is incorporated herein by this reference.

8/ Previously filed as an exhibit to Interiors' Current Report on Form 8-K filed April 9, 1999 (File No. 00-24352), which exhibit is incorporated herein by this reference.

*     To be filed by amendment.